FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 19, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Annual General Meeting

19 April 2011

The Royal Bank of Scotland Group plc will hold its Annual General Meeting at 2.00 pm today. The meeting will deal with the proposed resolutions as set out in the Notice of Meeting issued to shareholders on 16 March 2011. The following is an extract from the speech to be made by Philip Hampton, Chairman, at the meeting.

"Since our last meeting twelve months ago, there have been no additions to the Board. However, we have welcomed a new Group Secretary in Aileen Taylor. Aileen took over from Miller McLean last May, having been Deputy Secretary since 2007.

Colin Buchan will stand down in the summer after nine years on the Board and I would like to thank him again for his commitment as a Director and especially for the help he has given me and his support for the new management team in recent years. I would also like to thank him for his enormous efforts as Chairman of the Remuneration Committee during a particularly difficult period of transition until his hand over in July 2010 to Penny Hughes.

We also have our management team present today. In particular I would like to mention John Hourican, Chief Executive of Global Banking and Markets, Brian Hartzer, Head of UK Retail, Wealth and Ulster Bank, Nathan Bostock, Head of Restructuring and Risk, and Ron Teerlink, Chief Administrative Officer. Under Stephen Hester's leadership, they have continued to do an excellent job in moving RBS forward.

At this meeting a year ago, I said RBS had begun its transition from problem to opportunity, an opportunity for the UK Government and, of course, for you and all our other shareholders.

Well, a year on and now halfway into our turnaround plan, I am pleased to say our businesses are shaping up and our recovery is clearly underway. We have made particular progress on reducing risk and refocusing the Group. There is still a lot of work to do and many obstacles to overcome, but we are on track to meet our ambitious goals.

As you can see our 2010 results were a big improvement on the year before. At Group level, RBS posted £1.9 billion of operating profit compared with a loss of £6.1 billion in 2009. After taking account of restructuring costs and the post-tax effect of participating in the Asset Protection Scheme, we reported a net attributable loss of £1.1 billion, much lower than losses in recent years.

When we launched our five-year strategic plan over two years ago, RBS was on its knees. The scale of the task that was before us was enormous but our goals were simple and clear. We have, first of all, to serve our customers well and we have to make the bank strong, safe and able to stand alone without Government support. If we do that, we'll create value for all shareholders and in doing so enable the Government to sell its stake.

The strategic plan set out how we would get there. First, we had to concentrate on nurturing our Core bank - the businesses that we are good at and which will make up the new RBS by 2013. Second, we had to reduce risk. This is what lies behind the creation of the Non-Core bank - the businesses that we should not have been in or cannot support in the future, which we are selling or running down to make the bank safer. And finally, we had to change the way the company thought and worked. We needed to adopt a new approach to managing risk and remember that customers had to be our central focus.

The plan is on track. The Core bank - the new RBS if you like - is getting stronger. The Core bank made an operating profit of £7.4 billion last year. That's below the figure for 2009 but that year's profit reflected exceptionally strong performance from the investment bank. In 2010, you can see we had a much better mix, a more sustainable mix. The Retail and Commercial businesses contributed half of Core profits, up from a quarter in 2009. That is the plan working.

Aside from the insurance business, which we expect to sell in the second half of 2012, this next slide should tell you what the new RBS will look like once our transformation is complete.

As you can see 2010 was more of a normal year for Global Banking and Markets after the very high profits of the previous year but the important thing to note and which I am very pleased about is that we are competing and more than holding our own with the best in the world. At the same time, our Retail and Corporate businesses have done well in the challenging market in the UK in 2010 as we put our emphasis on making sure the customer comes first.

We did, however, make substantial losses in Ulster Bank. Even though we made big savings on costs, the economic issues in Ireland drove impairments up by 79%. RBS Insurance also had a difficult year, not helped by the terrible weather in the run-up to Christmas, but management actions are beginning to turn the business around and underlying profitability is coming back toward more acceptable levels.

We're ahead of schedule on making the Non-Core division smaller as we sell, wind down or run off the legacy businesses from the old RBS. We have reduced the size of the Non-Core asset base by £120 billion since 2008, £63 billion in 2010 alone. This is a significant achievement.

I'd also like to tell you about an important decision our Board has taken today which will greatly simplify the way we serve our clients in Global Banking and Markets and Global Transaction Services. We approved the proposed transfers of most of the business activities carried out by RBS NV, the Dutch legal entity, across the 33 countries in which it currently operates to RBS plc. It will take until the end of 2013 to complete this but it is a really significant step in the streamlining of our Group.

The funding profile is also improving as part of our drive to make the bank safer. The Group's ratio of loans to deposits improved to 117% from 135%. We want to get to 100% by 2013 and in the Core Group we have already achieved that gold standard - £1 of deposits for every £1 of lending.

We've also halved our reliance on short-term funding from the money markets and raised our Core Tier one capital ratio to more than 10% from 4% at its weakest point.

It's only by making RBS safe and strong that we will be able to create the new RBS that has no taxpayer investment. Of course, the timing of any sale of RBS shares by the UK Government is a matter for them. We, however, are doing everything we can to ensure that we are an attractive proposition for investors. Every penny change in our share price represents £900 million of value to the taxpayer, so we are well aware of our responsibility to get things right.

That's why our plan is important. Of course, while things are much better than they were even a year ago, there are still obstacles on the way. The global economy is still recovering and there are still potential regulatory challenges in the pipeline.

We are wholehearted supporters of the improvements in standards of banking regulation that have taken place since 2008. The process, led by the Basel Committee, is getting us to the right place, creating a much safer financial services industry, and there is some important work going on in the design of bank resolution and recapitalisation mechanisms such as bail-ins. We do need to make further progress on these to ensure that in any future crisis, the taxpayer won't be on the hook.

You will, I am sure, have noted the interim report from the Independent Commission on Banking last week.  As I have said, we fully endorse the need for the banking system to be made safer and more stable, and we will continue to engage constructively with the Commission in the next consultation phase as it continues its important work. We will have to work hard to mitigate the impact of additional costs arising from the ICB changes, and we will, of course, do everything we can within our business to absorb these through continued control of our own expenses base. However, it seems inevitable that customers and shareholders will be impacted by additional costs. There is an important balance to be struck by policymakers.

We want our businesses to be well-balanced, to be anchored in the UK and in retail and corporate banking. Wholesale banking should be driven by customer demand. Our management should be open, transparent and thorough in managing risk. The job is not done, but we are making good progress.

We've also been taking a close look at the Davies Report on getting more women in the boardrooms. This is an important issue. Women are clearly underrepresented at senior levels in the banking industry, particularly in investment banking. We are currently looking for new Directors and hope that we will be able to identify women of appropriate quality.

But it shouldn't just be about simple quotas. We have to create the conditions to foster talent so that more women achieve more in their careers.

That's why we made greater female engagement a priority in 2010. We put the focus on recruitment, progression, development and networks. We worked hard to ensure that at least one woman featured on the shortlist for executive vacancies. We also rolled out a global diversity training module focusing on the subject of 'unconscious bias' to all employees internationally.

We are committed to supporting women at RBS to reach their full potential through a combination of leadership development programmes and supportive policies and I am really pleased to note that RBS was again named as one of the top 50 places for women to work in The Times newspaper last week.

We've also been doing a lot to support working families. I'm really pleased to say that in 2010, our UK 'family friendly' policies were short listed in two categories in the Working Families Awards. We won the Best Back-Up Childcare category and were also placed in the top 30 Employers for Working Families.

The new RBS must grow in a sustainable and responsible manner, supporting local communities where we operate and playing our part in addressing key social and environmental challenges. In our home base in the UK, we are playing our part in securing the economic recovery. As you can see from the slide above, we pay billions in taxes and employ nearly 100,000 people.

We're also committed to responsible lending and supporting enterprise in every way we can. In the Retail bank, we have launched our Customer Charter, a set of 14 commitments about how we deliver helpful banking, and our SME Charter, which focuses on helping small and medium-sized businesses grow, giving them access to finance and transparency on lending decisions. We are very much open for business and indeed are approving some 5,000 loans a week. Not only did we meet our lending commitments, we exceeded them and are punching above our weight.

We have to put customers at the heart of everything we do. We, and in that I do include the UK banking industry as a whole, haven't necessarily been good at this in the past. Our growth must now come from helping our customers grow. That's the only way forward.

We sell services but think about the world of manufactured goods. If a customer buys a manufactured product almost anywhere in the world they can confidently expect it to work perfectly and last for a very long time. There's a level of excellence that's now taken for granted but is the product of years of dedicated quality improvements. Perfection is harder to define in service industries, but few would doubt that banks should be capable of making transformational journeys in their approach to customer service and satisfaction.

I hope you can see we are changing the way RBS operates as we build the RBS of the future. Our goal remains to be a collection of market-leading businesses which together form a universal bank that is among the best in the world.

In order to deliver this goal we need talented and motivated people and we need to be able to pay them fairly. I know that pay is an important issue for many shareholders and therefore we have made full disclosure of our remuneration policy in the Remuneration Report within the Annual Report and Accounts.

We made significant changes to the structure of pay in 2009 and have continued to develop our remuneration policy since then. Earlier this year Penny Hughes, Chair of Remuneration Committee consulted extensively with our majority shareholder, UKFI, institutional shareholders and other stakeholders on our remuneration approach. They generally recognised the need to make a commercial judgement on this issue. About 46,000 people have joined the Group since the crisis. It is important to remember we have to motivate all staff and that only a tiny minority were responsible for the problems RBS encountered, all of whom have now left.

We were also involved in Project Merlin which led to commitments by the UK's largest banks on pay, including an agreement to lower aggregate bonus pools in the UK, and increased disclosure on pay.

Overall we have tried to strike an appropriate balance between paying people at a level so they are motivated to stay with the bank, and showing restraint to reflect the concerns we have heard.

We had to change and we have changed. I believe that in the next year or so we will finally prove that RBS has become the opportunity we know it can and must be."

The slides referred to above are available at www.rbs.com/ir

Contacts

Jason Knauf

Head of Group Media Centre

0131 523 4414

IMPORTANT INFORMATION

Certain sections in this presentation contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this presentation includes forward-looking statements relating, but not limited, to: the Group's future financial performance; the planned reduction in non-core assets; the achievement of certain key performance targets, including those related to loan:deposit ratio, short-term wholesale funding and Core Tier 1 Capital; and plans to hire additional personnel in the UK in 2011. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this presentation include, but are not limited to: general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; inflation; deflation; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices and equity prices, and volatility and correlation risks; ineffective management of capital; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; a change of UK Government or changes to UK Government policy; changes in the Group's credit ratings; the Group's participation in the APS and the effect of such Scheme on the Group's financial and capital position; the conversion of the B Shares in accordance with their terms; the ability to access the contingent capital arrangements with HM Treasury; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; the Group's ability to attract or retain senior management or other key employees; changes in the pricing environment; the financial stability of other financial institutions, and the Group's counterparties and borrowers; the value and effectiveness of any credit protection purchased by the Group; the extent of future write-downs and impairment charges caused by depressed asset valuations; the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V.'s businesses and assets; impairments of goodwill; pension fund shortfalls; litigation and regulatory investigations; insurance claims; reputational risk; general operational risks; the inability to hedge certain risks economically; the ability to access sufficient funding to meet liquidity needs; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the EC State Aid approval; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this presentation speak only as of the date of this presentation, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this presentation do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 April, 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary